120

17008504

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trestle Point LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

607 Foxborough Square North
(No. and Street)

Brentwood TN 37027
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB GROSS COLLINS, PC.
(Name – *if individual, state last, first, middle name*)

3330 CUMBERLAND BLVD., SUITE 900 ATLANTA GA. 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SBN

OATH OR AFFIRMATION

I, John D. Sampetro, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trestle Point LLC, as of Dec 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEO AGUILERA
NOTARY PUBLIC STATE OF TEXAS
MY COMM. EXP. 1/17/2021
NOTARY ID 13096457-1

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRESTLE POINT, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2016

TRESTLE POINT, LLC

CONTENTS

HLB Gross Collins

Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Trestle Point, LLC

We have audited the accompanying statement of financial condition of Trestle Point, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Trestle Point, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trestle Point, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information included on page 10 has been subjected to audit procedures performed in conjunction with the audit of Trestle Point, LLC's financial statements. The supplemental information is the responsibility of Trestle Point, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 28, 2017

TRESTLE POINT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$	16,109
Commissions receivable (Note 9)		47,005
Prepaid expenses (Note 4)		11,353
TOTAL CURRENT ASSETS		74,467
Furniture, fixtures and equipment, at cost less accumulated depreciation (Note 3)		2,622
TOTAL ASSETS	$	77,089

LIABILITIES

Accrued commissions payable (Note 6)	$	45,755
Accounts payable (Note 8)		11,675
TOTAL CURRENT LIABILITIES		57,430

MEMBERS' EQUITY

MEMBERS' EQUITY (Note 5)		19,659
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	77,089

The accompanying Notes to Financial Statements are an integral part of these financial statements.

TRESTLE POINT, LLC

STATEMENT OF INCOME

Year Ended December 31, 2016

REVENUES:		
Commissions revenue (Note 9)	$	1,041,455
Reimbursed expenses		2,891
TOTAL REVENUES		1,044,346
EXPENSES:		
Commissions		887,895
Travel		67,076
Professional fees (Note 6)		53,106
Meals and entertainment		22,525
Communications		17,421
Regulatory fees		13,312
Office expenses		10,494
Insurance		10,189
Miscellaneous expense		9,192
Bad debt expense		5,000
Outside labor		4,665
Automobile		4,074
Dues and subscriptions		1,575
Occupancy		1,500
Bank fees		1,474
Depreciation		1,008
Taxes and licenses		820
Contributions		740
Business Gifts		343
TOTAL EXPENSES		1,112,409
NET LOSS		(68,063)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

TRESTLE POINT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2016

Members' Equity, Beginning of Year	$	68,472
Net loss		(68,063)
Capital contributions		19,250
Members' Equity, End of Year	$	19,659

The accompanying Notes to Financial Statements are an integral part of these financial statements.

TRESTLE POINT, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016

CASH, BEGINNING OF YEAR	$	118,069
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		(68,063)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation expense		1,008
Changes in assets (increase) decrease		
Commissions receivable		34,601
Accounts receivable, related party		8,217
Prepaid expenses		1,534
Changes in liabilities increase (decrease)		
Accrued commissions payable		(109,239)
Accounts payable		11,544
NET CASH USED IN OPERATING ACTIVITIES		(120,398)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets		(812)
NET CASH USED IN INVESTING ACTIVITIES		(812)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		19,250
NET CASH PROVIDED BY FINANCING ACTIVITIES		19,250
NET DECREASE IN CASH		(101,960)
CASH, END OF YEAR	$	16,109

The accompanying Notes to Financial Statements are an integral part of these financial statements.

(1) Description of business

Nature of business - Trestle Point, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Georgia Limited Liability Company ("LLC") formed May 12, 2005. The Company's registration as a broker-dealer with the SEC and FINRA became effective May 23, 2006.

The Company's offices are located in Lawrenceville, Georgia, and Memphis, Tennessee, and its primary business is the private placement of investment products. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Commissions receivable - Commissions receivable represents commissions due for services provided to its customers. The Company does not require collateral for commissions receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence, believes commissions receivable are stated at the net realizable value and credit risk exposure is limited. Account balances with invoices over 90 days old are considered delinquent. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of December 31, 2016 are collectible and, therefore no allowance has been provided for uncollectible accounts. Bad debt expense was $5,000 in 2016.

Depreciation - The straight-line method of depreciation is used for computing depreciation on all furniture, fixtures and equipment. Depreciation is based on estimated useful lives of seven years.

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

(2) Summary of significant accounting policies (continued)

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of December 31, 2016. The Company's income tax returns for years subsequent to 2013 are subject to examination by tax authorities.

Fair value of financial instruments - The financial instruments consist of cash and cash equivalents, commissions receivable, accounts receivable, related party and other receivables, accrued commissions expense and accounts payable. The book values of these financial instruments approximate their fair values, principally because of their short-term maturities.

(3) Furniture, fixtures and equipment

Furniture, fixtures and equipment consists of the following at December 31:

Cost	
Furniture, fixtures and equipment	$ 7,869
Less accumulated depreciation	(5,247)
Furniture, fixtures and equipment, net	$ 2,622

Depreciation expense was $1,008 in 2016.

(4) Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The unamortized balance was $11,353 as of December 31, 2016.

(5) Members' equity

The Company is a wholly owned subsidiary of Trestle Point Partners, LLC, the parent company. The Company was formed on May 12, 2005 as a limited liability company in accordance with the Georgia Limited Liability Company Act. The Company does not have a termination date. Simultaneous with the formation of the Company, the Company's members entered into an operating agreement on May 13, 2005 (the "Operating Agreement"). Capital contributions and withdrawals are allowed, subject to the terms as defined in the Operating Agreement.

In 2016 four new investors made capital contributions of $11,500 and an existing member contributed $7,750.

(6) Related party transactions

The Company paid $5,073, $2,500 and $775, respectively, for regulatory compliance reviews, consulting services and tax return preparation services provided by three members. These expenses are included in professional fees and outside labor in the statement of income.

Accrued commissions payable as of December 31, 2016, includes commission expense of $6,881 due to an officer member.

(7) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company currently operates pursuant to the customer protection exemption (k)(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At December 31, 2016, the Company had net capital of $3,207 which was $1,793 deficient of its required net capital of $5,000. The Company's net capital ratio was 179 to 1 as of December 31, 2016. Management of the Company made a capital contribution in 2017 and income has been realized in 2017 so the net capital compliance issue has been resolved.

(8) Commitments and contingencies

There are no guarantees, whether written or oral, under which the Company is contingently liable.

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. There were no such risks to the Company as of and for the year ended December 31, 2016.

In January 2017, subsequent to the balance sheet date, the Company entered into a release and settlement agreement in the amount of $10,000. This amount was recognized in 2016 and included in accounts payable as of December 31, 2016 and paid in January 2017.

(9) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

Commissions revenue earned from four customers comprised approximately 75% of commissions revenue for the year ended December 31, 2016. Commissions receivable from three customers comprised approximately 99% of total commissions receivable as of December 31, 2016.

(10) Subsequent events

The Company has evaluated subsequent events through February 28, 2017, the date which the financial statements were available to be issued, and has determined that except as disclosed in Note (8) to the financial statements, there are no subsequent event matters that require recognition or disclosure in the financial statements.

TRESTLE POINT, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2016

NET CAPITAL		
Total members' equity	$	19,659
Deductions and/or charges:		
Furniture, fixtures and equipment		2,622
Commissions receivable		2,477
Prepaid expenses		11,353
Total deductions		16,452
Net Capital	$	3,207
Aggregate indebtedness:		
Accrued commissions payable	$	45,755
Accounts payable		11,675
Total aggregate indebtedness	$	57,430
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Net capital deficiency	$	(1,793)
Ratio: Aggregate indebtedness to net capital		1791%

Reconciliation with the Company's computation (included in part II of Form X-17A-5 as of December 31, 2016):

Net capital, as reported in the Company's part II (unaudited) FOCUS report	$	14,574
Audited financial adjustments		11,367
Net capital per the preceding	$	3,207

HLB Gross Collins
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Trestle Point, LLC

We have reviewed management's statements, included in the accompanying Trestle Point, LLC's Exemption Report, in which (1) Trestle Point, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Trestle Point, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Trestle Point, LLC stated that Trestle Point, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Trestle Point, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trestle Point, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 28, 2017

TRESTLEPOINT
Informed Capital

Management's Exemption Report

Trestle Point, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i), (the "Exemption Provisions")

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

Trestle Point, LLC

I, John Sampietro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

John Sampietro, CEO

HLB Gross Collins

Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON FORM SIPC-7

To the Members of

Trestle Point, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Trestle Point, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Trestle Point, LLC's compliance with the applicable instructions of Form SIPC-7. Trestle Point, LLC's management is responsible for Trestle Point, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Cash Disbursement Detail and Copy of the Check issued for payment], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences. Differences between the total revenue of $1,044,346 per the audited financial statements and total revenue of $1,053,308 reported in Form SIPC-7 resulted from audit adjustments recorded to certain revenue accounts subsequent to the filing of the FOCUS Report. This resulted in the Company making an overpayment of approximately $30 in the SIPC assessment fee.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Form SIPC-6 and supporting schedules and workpapers], noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers [General Ledger and Form SIPC-6] supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HLB Gross Collins, P.C.

Atlanta, Georgia
February 28, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Trestle Point, LLC
3791 South Galloway
Memphis, TN 38111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$2633.27
B.	Less payment made with SIPC-6 filed (exclude interest)	(1271.04)
	Date Paid	
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1362.23
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$1362.23
G.	PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above) $	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trestle Point LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 1 day of March, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/16
and ending 12/31/16

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1053308

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $1053308

2e. General Assessment @ .0025 $2633.27

(to page 1, line 2.A.)